Exhibit 99.1

MAVERIX METALS STRENGTHENS BOARD OF DIRECTORS

July 3, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce that Mr. David Scott and Mr. Brian Penny have been appointed to the Company’s Board of Directors. Both Mr. Scott and Mr. Penny have joined the Board as independent directors.

Mr. Scott recently retired from his position as Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets. During his 20-year career at CIBC, he played an active role in the majority of significant mining mergers and acquisitions and equity financing transactions completed in Canada and has extensive contacts in the mining and banking industries globally. Prior to joining CIBC, Mr. Scott held senior leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd. and Levesque Beaubien Geoffrion Inc.

Mr. Penny is currently the Chief Financial Officer of Wallbridge Mining Company Limited. He has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and CFO of New Gold Inc, a multinational mining company, and as the Vice President of Finance and CFO of Kinross Gold Corporation. He’s also previously served as a member of the Board of Directors of Equinox Minerals Limited, Alamos Gold Inc. and Baffinland Iron Mines Limited.

“On behalf of the Board of Directors and management, I would like to welcome David and Brian to the Maverix Board. David’s extensive involvement in capital markets at the highest levels, and Brian’s wide range of financial and executive experience in the mining industry will further strengthen Maverix’s leadership team. Both David and Brian possess a breadth of knowledge that will directly benefit Maverix, as we continue to pursue opportunities to grow our royalty and streaming portfolio,” said Dan O’Flaherty, President and CEO of Maverix.

The Company also announces that effective June 30, 2019, that Mr. Christopher Emerson has stepped down from the Board of Directors of Maverix. Geoff Burns, Chairman of Maverix, commented, “We would like to sincerely thank Chris for his contributions to the Board since our inception three years ago, a period in which Maverix materially expanded our portfolio of streams and royalties. Chris brought a wealth of technical knowledge to our group, which contributed greatly to the growth Maverix has been able to deliver in its short history.”

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                        info@maverixmetals.com

Website:             www.maverixmetals.com